UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Bankfinancial Corporation
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

06643P104
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒                          Rule 13d-1(b)

☐                          Rule 13d-1(c)

☐                          Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 06643P104

1		NAME OF REPORTING PERSONS Clover Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 278,213
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 278,213
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 278,213
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.5%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN, IA

CUSIP No. 06643P104

1		NAME OF REPORTING PERSONS Clover Partners Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 278,213
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 278,213
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 278,213
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.5%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, HC

CUSIP No. 06643P104

1		NAME OF REPORTING PERSONS John A. Guerry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 278,213
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 278,213
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 278,213
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.5%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

CUSIP No. 06643P104
SCHEDULE 13G

This amended Schedule 13G is being filed on behalf of Clover Partners, L.P. (the “Adviser”), a Texas limited partnership and the general partner and investment adviser of MHC Mutual Conversion Fund, L.P. (the “Fund”), Clover Partners Management, LLC, a Texas limited liability company and the general partner of the Adviser (“Clover”), and John A. Guerry, the principal of Clover, (collectively, the “Reporting Persons”), relating to common stock, par value $0.01 (the “Common Stock”), of Bankfinancial Corporation, a Maryland corporation, purchased by the Adviser on behalf of the Fund.

Item 1(a).	Name of Issuer:

Bankfinancial Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

15W060 North Frontage Road
Burr Ridge, Illinois 60527

Item 2(a).	Name of Person Filing:

The persons filing this Schedule 13G are:
Clover Partners, L.P.
Clover Partners Management, LLC
John A. Guerry

Item 2(b).	Address of Principal Business Office or, if none, Residence:

100 Crescent Court, Suite 575
Dallas, Texas 75201

Item 2(c).	Citizenship:

Clover Partners, L.P. – Texas limited partnership
Clover Partners Management, LLC – Texas limited liability company
John A. Guerry – United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01

Item 2(e).	CUSIP Number:

06643P104

CUSIP No. 06643P104

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

☒	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E) under the Securities Exchange Act of 1934.

☒	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G) under the Securities Exchange Act of 1934.

Item 4.	Ownership:

(a)	Amount Beneficially Owned: 278,213

(b)	Percent of Class: 1.54%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 278,213

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 278,213

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Clover is the general partner of the Adviser and John A. Guerry is the principal of Clover.

Item 8.	Identification and Classification of Members of the Group:

N/A

CUSIP No. 06643P104

Item 9.	Notice of Dissolution of Group:

N/A

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits.

1.	Joint Filing Agreement, dated February 14, 2017, among Clover Partners, L.P., Clover Partners Management, LLC and John A. Guerry, filed previously.

[Signatures follow on the next page.]

CUSIP No. 06643P104
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 22, 2018

Clover Partners, L.P. By: Clover Partners Management, L.L.C., general partner By: /s/ John Guerry Name: John Guerry Title: Managing Partner
Clover Partners Management, L.L.C. By: /s/ John Guerry Name: John Guerry Title: Managing Partner
/s/ Johnny Guerry Johnny Guerry